Park Aerospace Corp.
1400 Old Country Road
Westbury, NY 11590

January 20, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Erin Donahue

Re:	Park Aerospace Corp.
Registration Statement on Form S-3
File No. 333-292696
Filed January 13, 2026

Dear Ms. Donahue:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Park Aerospace Corp. (the “Company”) hereby requests that the effective date of the above referenced Registration Statement on Form S-3 be accelerated so that it will become effective at 4:30 p.m. Eastern time on January 21, 2026, or as soon as practicable thereafter.

Please contact Thomas S. Levato of DLA Piper LLP (US), counsel to the Company, at (212) 335-4545 with any questions, and please notify him when this request for acceleration has been granted.

Sincerely,

PARK AEROSPACE CORP.

By:	/s/ Brian E. Shore
Name: Brian E. Shore Title: Chief Executive Officer

cc: Thomas S. Levato, DLA Piper LLP (US)